FILED
Secretary of State
State of Washington
Date Filed: 12/23/2021
Effective Date: 12/23/2021
UBI No: 602 823 792

AMENDED & RESTATED
ARTICLES OF INCORPORATION
OF
FCP INSIGHT, INC.

****

ARTICLE I
Name

The name of the corporation is FCP INSIGHT, INC. (the "Company").

ARTICLE II
Duration

The Corporation shall have perpetual existence.

ARTICLE III
Purposes

The purpose for which this Corporation is organized is to transact any and all lawful business for which corporations may be incorporated under the Act, as amended.

ARTICLE IV
Powers

The powers of this Corporation shall be those powers granted by the Act, as amended, including any additional powers granted by amendment to said Act after the formation of this Corporation.

ARTICLE V
Capital Stock

The total number of shares which this Corporation is authorized to issue is Eight Million (8,000,000) shares of common stock with no par value.

The Corporation's Board of Directors is authorized, without shareholder action, to establish classes or series of shares of the Corporation's stock, setting forth the designation of each such class or series, and determining the relative preferences, limitations, voting powers, and relative rights of each such class or series.

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

ARTICLE VI
Shareholder Rights

A. **No Preemptive Rights**. Except as set forth in any separate shareholders' agreement, the shareholders of the Corporation do not have preemptive rights to acquire proportional amounts of the Corporation's unissued shares or additional issues of stock or securities convertible into stock of any class, whether issued for cash, property, services, by way of dividends or otherwise upon the decision of the Board of Directors to issue them.

B. **No Cumulative Voting**. The shareholders of the Corporation do not have cumulative voting rights with respect to the election of directors of the Corporation.

ARTICLE VII
Registered Office and Registered Agent

C. **Registered Agent**. The registered agent of this Corporation shall be Erick Slabaugh.

D. **Registered Office**. The location of the registered agent and registered office of this Corporation in the State of Washington is 19023 36th Avenue W., Suite D, Lynnwood, Washington 98036.

ARTICLE VIII
Directors

The number of directors of the Corporation shall be fixed and may be changed from time to time in the manner provided in the Corporation's Bylaws, as may be amended from time to time.

ARTICLE IX
Reserved Rights

This Corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by statute. All rights or powers of shareholders or directors of this Corporation are granted subject to this reservation.

ARTICLE X
Shareholders' Actions Without a Meeting or Vote

Fewer than all of the shareholders entitled to vote may take any action permitted by law without a meeting or a vote in accordance with RCW 23B.07.040 so long as (i) the taking of action by the shareholders is evidenced by one or more written consents describing the action, (ii) the written consents are dated and are signed by the shareholders entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, (iii) written notice of the taking of the action is given no less than two days before the effective date of the action to all shareholders who have not consented; provided, however, if the

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

action would constitute a significant business transaction under RCW 23B.19.020(15), the written notice is given not less than 20 days before the effective date of such action, (iv) if not previously provided, the written notice provided to nonconsenting shareholders contains or is accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action, and (v) the Corporation is not a public corporation for purposes of RCW 23B.07.040 (1)(ii).

ARTICLE XI
Indemnification

The Corporation shall indemnify its directors against all liability, damage, or expense resulting from the fact that such person is or was a director, to the maximum extent and under all circumstances permitted by law. Pursuant to RCW 23B.08.580, the Corporation has the power to purchase and maintain insurance for its directors, officers, trustees, employees, and other persons and agents. The indemnification provided in this Article XI shall not be exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of shareholders or directors, contract, or otherwise.

ARTICLE XII
Limitation of Director Liability

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except for liability of the director (i) for acts or omissions which involve intentional misconduct by the director or a knowing violation of law by the director, (ii) for conduct violating Section 23B.08.310 of the Act, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to any act or omission occurring prior to the effectiveness of such repeal or modification.

DATED: December 20, 2021.

FCP INSIGHT, INC.

Erick Slabaugh, CEO

Erick Slabaugh, Chief Executive Officer

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

CONSENT TO SERVE AS REGISTERED AGENT

FOR

FCP INSIGHT, INC.

The undersigned hereby consents to serve as registered agent in the State of Washington for the above named Company. The undersigned understands that as agent for the Company it will be his or her responsibility to accept service of process on behalf of the Company; to forward license renewals and all other mail to the Company; and to immediately notify the office of the Secretary of State in the event of his or her resignation or of any change in the registered office address of the Company.

DATED this __20th__ day of __December_, 2021.



[signature], CEO
Erick Slabaugh

Street Address:

19023 36th Avenue W., Suite D
Lynnwood, WA 98036

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

CERTIFICATE OF RESTATEMENT
OF
ARTICLES OF INCORPORATION
OF
FCP INSIGHT, INC.

Pursuant to the provisions of the Washington Business Corporation Act (the "Act"), RCW 23B.10.070, the following Certificate of Restatement of Articles of Incorporation of FCP Insight, Inc. (the "Corporation") is submitted for filing.

FIRST: The name of this Company is FCP Insight, Inc. The original Articles of Incorporation of the Company were filed with the Secretary of State of the State of Washington on April 16, 2008.

SECOND: The Amended and Restated Articles of Incorporation (the "Restated Articles of Incorporation") of the Company in the form attached hereto as Exhibit A have been duly adopted by the Board of Directors of the Corporation on December 20, 2021, and duly approved in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 by the shareholders of the Corporation.

THIRD: The Restated Articles of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

FOURTH: The amendments contained in the Restated Articles of Incorporation do not provide for any exchange, classification, or cancellation of issued shares.

IN WITNESS WHEREOF, the Company has caused this Certificate of Restatement of Articles of Incorporation to be signed by the Chief Executive Officer this 20th day of December, 2021.

FCP INSIGHT, INC.



Erick Slabaugh, Chief Executive Officer

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

EXHIBIT A

AMENDED & RESTATED
ARTICLES OF INCORPORATION
OF
FCP INSIGHT, INC.

****

ARTICLE I
Name

The name of the corporation is FCP INSIGHT, INC. (the "Company").

ARTICLE II
Duration

The Corporation shall have perpetual existence.

ARTICLE III
Purposes

The purpose for which this Corporation is organized is to transact any and all lawful business for which corporations may be incorporated under the Act, as amended.

ARTICLE IV
Powers

The powers of this Corporation shall be those powers granted by the Act, as amended, including any additional powers granted by amendment to said Act after the formation of this Corporation.

ARTICLE V
Capital Stock

The total number of shares which this Corporation is authorized to issue is Eight Million (8,000,000) shares of common stock with no par value.

The Corporation's Board of Directors is authorized, without shareholder action, to establish classes or series of shares of the Corporation's stock, setting forth the designation of each such class or series, and determining the relative preferences, limitations, voting powers, and relative rights of each such class or series.

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

ARTICLE VI
Shareholder Rights

A. **No Preemptive Rights**. Except as set forth in any separate shareholders' agreement, the shareholders of the Corporation do not have preemptive rights to acquire proportional amounts of the Corporation's unissued shares or additional issues of stock or securities convertible into stock of any class, whether issued for cash, property, services, by way of dividends or otherwise upon the decision of the Board of Directors to issue them.

B. **No Cumulative Voting**. The shareholders of the Corporation do not have cumulative voting rights with respect to the election of directors of the Corporation.

ARTICLE VII
Registered Office and Registered Agent

C. **Registered Agent**. The registered agent of this Corporation shall be Erick Slabaugh.

D. **Registered Office**. The location of the registered agent and registered office of this Corporation in the State of Washington is 19023 36th Avenue W., Suite D, Lynnwood, Washington 98036.

ARTICLE VIII
Directors

The number of directors of the Corporation shall be fixed and may be changed from time to time in the manner provided in the Corporation's Bylaws, as may be amended from time to time.

ARTICLE IX
Reserved Rights

This Corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by statute. All rights or powers of shareholders or directors of this Corporation are granted subject to this reservation.

ARTICLE X
Shareholders' Actions Without a Meeting or Vote

Fewer than all of the shareholders entitled to vote may take any action permitted by law without a meeting or a vote in accordance with RCW 23B.07.040 so long as (i) the taking of action by the shareholders is evidenced by one or more written consents describing the action, (ii) the written consents are dated and are signed by the shareholders entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, (iii) written notice of the taking of the action is given no less than two days before the effective date of the action to all shareholders who have not consented; provided, however, if the

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

action would constitute a significant business transaction under RCW 23B.19.020(15), the written notice is given not less than 20 days before the effective date of such action, (iv) if not previously provided, the written notice provided to nonconsenting shareholders contains or is accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action, and (v) the Corporation is not a public corporation for purposes of RCW 23B.07.040 (1)(ii).

ARTICLE XI
Indemnification

The Corporation shall indemnify its directors against all liability, damage, or expense resulting from the fact that such person is or was a director, to the maximum extent and under all circumstances permitted by law. Pursuant to RCW 23B.08.580, the Corporation has the power to purchase and maintain insurance for its directors, officers, trustees, employees, and other persons and agents. The indemnification provided in this Article XI shall not be exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of shareholders or directors, contract, or otherwise.

ARTICLE XII
Limitation of Director Liability

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except for liability of the director (i) for acts or omissions which involve intentional misconduct by the director or a knowing violation of law by the director, (ii) for conduct violating Section 23B.08.310 of the Act, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to any act or omission occurring prior to the effectiveness of such repeal or modification.

DATED: December 20, 2021.

FCP INSIGHT, INC.

Erick Slabaugh, CEO

Erick Slabaugh, Chief Executive Officer

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00

CONSENT TO SERVE AS REGISTERED AGENT

FOR

FCP INSIGHT, INC.

The undersigned hereby consents to serve as registered agent in the State of Washington for the above named Company. The undersigned understands that as agent for the Company it will be his or her responsibility to accept service of process on behalf of the Company; to forward license renewals and all other mail to the Company; and to immediately notify the office of the Secretary of State in the event of his or her resignation or of any change in the registered office address of the Company.

DATED this __20th__ day of __December_, 2021.



Erick Slabaugh, CEO

Erick Slabaugh

Street Address:

19023 36th Avenue W., Suite D
Lynnwood, WA 98036

Work Order #: 2021122300751888 - 1
Received Date: 12/23/2021
Amount Received: $80.00